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August 27, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attn:	Donald Field
Office of Trade & Services

Re:	Samsara Luggage, Inc.
Registration Statement on Form S-1
Filed July 2, 2021
File No. 333-257632

Dear Mr. Field:

This firm is outside counsel to Samsara Luggage, Inc. (the “Company”). We are submitting this letter on behalf of the Company in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued to the Company in the Staff’s letter, dated July 12, 2021 (the “Letter”), relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-257632) filed with the Commission on July 2, 2021 (the “Registration Statement”).

To the extent the Staff’s comments pertain to the Company’s Registration Statement, the numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement and concurrently herewith is filing its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

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1.	We note that your common stock is currently quoted on the OTC Pink marketplace. Please revise to clarify that the selling stockholders will sell at a fixed price until your shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price.

In response to the Staff’s comment, please be advised that on August 24, 2021 the Company was approved by OTC Markets Group to be upgraded to the OTCQB Venture Market (the “OTCQB”). Accordingly, the Company has revised its disclosure in the Amended Registration Statement to reflect that the Company’s shares of common stock are quoted on the OTCQB. In light of the Company’s uplisting, management believes the Commission’s comment is no longer applicable and has been addressed.

* * *

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 212-335-0465.

In connection with responding to the Staff’s comments, the Company has acknowledged the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FOLEY SHECHTER ABLOVATSKIY LLP

/s/ Jonathan R. Shechter
Jonathan R. Shechter
For the Firm

Cc:	Samsara Luggage, Inc.
Atara Dzikowski, Chief Executive Officer